FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2011

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1: Form 6-K dated November 14, 2011 along with the Interim Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna

Name:	Hoshang K Sethna

Title:	Company Secretary

Dated: November 14, 2011

Jaguar Land Rover PLC

Interim Report

for the three months and six months ended 30 September 2011

This report uses:

Group, company, Jaguar Land Rover, JLR to refer to Jaguar Land Rover PLC and its subsidiaries.

FY12 – Year ended 31 March 2012

FY11 – Year ended 31 March 2011

Q1 – 3 months ended 30 June

Q2 – 3 months ended 30 September

H1 – 6 months ended 30 September

JLR KEY METRICS

Note 1 Underlying EBIT is before providing for £94m of mark to market losses on un-hedged commodity and foreign exchange derivatives

2 Net Income is after providing for £94m of mark to market losses on un-hedged commodity and foreign exchange derivatives

*	EBITDA – measured as earnings before tax add back depreciation, amortisation, finance income, finance expense and foreign exchange gains/losses.
**	Investment – Represents the net cost of investment in property, plant and equipment, intangible assets and associates.
***	Free Cash Flow – Measured as net cash generated from operations plus net cash used in investing activities.

KEY MILESTONES FOR QUARTER 2 2011/12

Jaguar Land Rover announces investment in a new advanced engine facility in the UK.

JLR confirms a £355 million investment in a new facility to manufacture all-new, advanced technology, low-emission engines in the UK. The new advanced engine facility will be built at i54, a business park near Wolverhampton.

DC100 and DC100 Sport introduced at Frankfurt International Motor Show

Two new Defender concepts from Land Rover – the DC100 and DC100 Sport – investigate the potential design direction of the iconic Defender, capturing the flexibility, adaptability and configurability that have always been key attributes of Land Rover.

C-X16 introduced at Frankfurt International Motor Show

The C-X16 takes the traditional front-engined, rear-wheel-drive formula that Jaguar defined over the decades and reinvents it for the 21st century in a performance-oriented hybrid drivetrain. Jaguar’s two-seat concept is a new breed of Jaguar sports car that aims to set a new class benchmark for design, vehicle dynamics and technology.

Range Rover Evoque production commenced 4th July 2011, went on sale to UK customers in September

A record intake of 336 graduate recruits started work at JLR in September 2011.

AWARDS AND RECOGNITION FOR QUARTER 2 2011/12

XF awarded ‘Car of the Decade’ by Auto Express magazine

Range Rover Evoque awarded ‘Car of the Year’ by Auto Express magazine New Car Awards.

Discovery awarded ‘Best Large SUV’ by Auto Express magazine.

MSN Poll of 40,000 people in UK Land Rover wins ‘Who makes the best 4x4?’

Jaguar Land Rover was honoured by Business in the Community with a gold rating in the Corporate Responsibility Index 2011 and a Big Tick Award for its Environmental Innovation Programme.

Land Rover DC100 Sport awarded Autoweek ‘Best Concept’ award at Frankfurt Motor show

Jaguar C-X16 production concept wins Autoweek ‘Best in Show’ award at Frankfurt Motor show

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Geopolitical environment

During the quarter to 30th September 2011 economic conditions and financial markets within the UK and euro zone have remained volatile. Economic indicators reflect continuing uncertainty and inflation remains above target within these regions. During this period, interest rates have remained constant. The potential to use interest rates to stimulate growth is limited due to current rates being close to historical lows. The Bank of England announced a further £75 billion of quantitative easing in October.

Greece remains a major concern within the euro zone; however, more recently concerns around Spain and Italy have heightened leading to a downgrade to the Italian credit rating.

In the US, whilst there has been growth, unemployment levels have increased to near 9%. The recently announced financial package known as ‘Operation Twist’ has provided some support but the overall impact is yet to be determined. Whilst the debt ceiling has been increased in the US concerns over the level of frugal growth remain, with annualised growth being reported at 1.5%.

Growth within the matured western markets remains slow and future growth predictions have softened over the last few weeks with the risk of a double dip recession or a sustained period of benign growth increasing.

The company continues to benefit from increased growth in Chinese and Russian markets, where GDP and vehicle volume growth in the SUV and luxury model segments is significantly higher than the mature markets. GDP in China for the equivalent quarter was recorded in excess of 9%,

Economic uncertainty in mature western markets has led to a fall in oil prices whilst energy prices continue to increase. Raw material commodity rates have been volatile during the quarter. However, there has been a reduction in the latter part of the period compared to the previous quarter.

Exchange rates continued to fluctuate, throughout the period. Compared to the prior quarter the British pound has strengthened against the euro at 1.152, but weakened against the US dollar to 1.557 at the end of September, reversing last quarter’s trend. The US dollar appears to be reverting to its historical position of being a safe haven, though volatility is such that this role has yet to be established with certainty.

The company continues to monitor relevant economic and volume indicators in order to manage production and vehicle distribution as well as hedging against currency risks (and material prices to the extent possible).

General trends in performance (including results of operations)

Results and prospects

Quarter financial result

The company has continued to perform strongly in the second quarter of FY12 (Q2 FY12) compared to the equivalent quarter in FY11 (Q2 FY11), with improved revenue as a result of increased volumes in China, Europe and the UK.

EBITDA at £420 million has improved, demonstrating that profit improvement and cost efficiencies remain a continuing focus of the company’s management team.

During the quarter there has been a significantly higher level of investment in keeping with the company’s growth strategy, fully funded from operating cash flow and, overall free cash flow remained positive in the quarter and half year.

Revenue and earnings

The company generated revenue of £2,915 million in Q2 FY12, an increase of 31% over the £2,232 million for the Q2 FY11. This was an increase over Q1 FY12 of £212 million (8% improvement). For the half year revenue has increased by 25% to £5,618 million compared to H1 FY11.

EBITDA growth

EBITDA for the company increased by £59 million for the quarter to £420 million (£361 million for Q2 FY11). EBITDA for the half year has increased by 13.2% to £782 million compared to H1 FY11.

The EBITDA margin has reduced from 16.6% in Q2 FY12 to 14.4% in the current quarter, predominantly due to less favourable operational exchange rates. Q2 FY12 shows an increase of 1% over Q1 FY12.

Net Income

Net Income (PAT) for the quarter was £172 million (Q2 FY11: £239 million). The reduction was mainly due to mark-to-market losses on un-hedged commodity and foreign exchange derivatives (non-cash) of £94 million and higher income tax expense, which reduced the PAT from £266 million down to £172 million.

Strong volume growth

Total retail volumes were 65,682 units for the quarter, an increase of 17% compared to Q2 FY11. Retail volumes for Q2 FY12 were 13,233 units for Jaguar and 52,449 for Land Rover. Land Rover’s growth, compared to the equivalent quarter in the prior year was 24% whilst Jaguar’s volume reduced by 6%.

Retail volumes in the UK were 14,996 units, a 1% increase on the equivalent quarter in the prior year, whilst the North American retail volumes were 12,106. China saw further significant increases with retail volumes ending the reporting period at 10,869 up on the equivalent quarter in the prior year by 87%. There was continued positive growth in Europe of 5% resulting in a retail volume of 12,458 whilst Russia achieved volume sales of 3,369.

Wholesale volumes for Q2 FY12 were 68,000 units, an increase of 23% on the equivalent quarter in the prior year. At a brand level, wholesale volumes were 54,694 units for Land Rover and 13,306 units for Jaguar.

Performance in key geographical markets on retail basis

United States

The US premium car segment volumes increased by 8.3% in Q2 FY12, compared to Q2 FY11, with Land Rover up by 14.1% and Jaguar down 25%.

US premium SUV segment volumes were up 2.7% compared to Q2 FY11 with Land Rover up 14.1%.

US total retail volumes for the quarter were 11,263 units.

Jaguar retail volumes for the quarter fell by 25% compared to Q2 FY11, and resulted in a decline in market share by 2.4% to 5.4%.

Land Rover retail volumes for the quarter increased by 14.1% compared to Q2 FY11, leading to market share growing from 5.3% to 5.9%.

UK

UK premium car segment volumes increased by 5.8% in the quarter, compared to Q2 FY11, with Land Rover increasing 4.4% and Jaguar volumes down by 5.7%.

The UK premium SUV segment volumes increased by 16.4% in the second quarter compared Q2 FY11, with Land Rover up 4.4% for the quarter.

Jaguar and Land Rover combined retailed 14,996 units in the quarter.

Jaguar retail volumes for the quarter decreased by 5.7% and its market share declined by 1.8% to 16.8%. The XF 2012 Model Year, including the new 2.2 diesel engine, was launched at the end of the quarter.

Land Rover retail volumes for the quarter were up by 4.4% compared to Q2 FY11, with market share down by 1.9% to 12.8%, reflecting constrained supply.

Europe (excluding Russia and UK)

Total retail volumes in the quarter for the Europe region were 12,458, an increase of 5.3% compared to Q2 FY11.

In the quarter, the German premium car segment volumes increased by 28.6% compared to Q2 FY11, and the German premium SUV segment volumes increased by 10.2%.

Jaguar retail volumes for the Europe region for the quarter decreased by 14.5%, whilst in Germany, market share declined by 0.3% to 1.6%.

Land Rover retail volumes for the Europe region for the quarter increased by 11.2%, whilst in Germany its market share declined by 0.4% to 1.7%.

Trading within certain European markets remained challenging throughout the quarter with Turkey and other smaller markets experiencing reduced levels of consumer demand.

Russia

Russia’s premium car segment volumes increased by 40.8% in the second quarter, compared to Q2 FY11, with Jaguar up 6.6%.

The Russian premium SUV segment volumes were up 25.8% compared to Q2 FY11, with Land Rover up 6.3%.

Total Russian retail volumes for the quarter were 3,369 units.

Jaguar retail volumes for the quarter increased by 6.6% compared to Q2 FY11, whilst market share decreased by 1.2% to 3.6%.

Land Rover retail volumes for the quarter increased by 6.3% compared to Q2 FY11, but its market share fell 0.5% to 2.9%.

China

China’s premium car segment volumes increased by 18.1% for the quarter, compared to Q2 FY11, with Jaguar volumes up 158%. This improvement is largely driven by strong demand for the XJ 3.0 petrol model, introduced to the market in March 2011. The premium SUV segment increased in the second quarter by 56%, when compared to Q2 FY11.

Total retail volumes were 10,869 units in the quarter.

Jaguar retails in the quarter were up 158% compared to Q2 FY11, and its market share increased by 0.9% to 1.6%.

Land Rover retails in the quarter were up 79% compared to Q2 FY11, whilst its market share increased by 1.5% to 11.9%.

China remains on track to become the 2nd and 3rd largest market for Land Rover and Jaguar respectively during the current fiscal year.

Business risks and mitigating factors

As discussed in the Annual Report 2010-11 of the company, Jaguar Land Rover is exposed to various business risks including the uncertainty of global economic conditions, fluctuations of currency exchange rates and raw material prices.

Employees

At the end of Q2 FY12, Jaguar Land Rover employed 20,923 people worldwide including agency (Q1 FY12: 20,015). Approximately 1,000 of the people employed are in overseas markets.

Liquidity and capital resources

As at 30 September 2011, the company had cash and cash equivalents of £1,340 million and undrawn committed facilities of £236 million. The total amount of cash and cash equivalents includes £507 million in subsidiaries of Jaguar Land Rover outside the United Kingdom. A portion of this amount is subject to various restrictions or impediments on the ability of the company’s subsidiaries in certain countries to transfer cash across the group.

Borrowings

The following table shows details of the company’s financing arrangements as at 30 September 2011.

Facility	Facility amount	Maturity	Outstanding as at 30 September 2011	Undrawn as at 30 September 2011
	£ in millions		£ in millions	£ in millions
Committed
£500m Senior Notes 8.125% 2018	500.0	2018	500.0	0.0
$410m Senior Notes 7.75% 2018	263.3	2018	263.3	0.0
$410m Senior Notes 8.125% 2021	263.3	2021	263.3	0.0
Bank & other loans	287.3	2012-18	201.3	186.0
Receivables factoring facilities	220.5	2011-12	171.0	49.6
Preference shares	157.0	—	157.0	0.0
Subtotal	1,791.4		1,555.8	235.6

Uncommitted
Receivables factoring facilities	468.4	2011	0.0	468.4
Other facilities	17.1	—	17.1	0.0
Subtotal	485.5		17.1	468.4

Capitalized costs	—	—	(30.3)	—

Total	2,277.0		1,542.9	734.3

Cash flow data

Net cash provided by operating activities was £475.1 million in the quarter (H1 FY12: £986.3 million) compared to £495.6 million during Q2 FY11 (H1 FY11: £691.9 million).

Net cash used in investing activities increased to £355.7 million in the quarter (H1 FY12: £752.5 million), compared with £179.2 million in Q2 FY11 (H1 FY11: £358.6 million). Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £346.9 million in the quarter (H1 FY12: £720.6 million) and £191.1 million in Q2 FY11 (H1 FY11: £358.0 million). The company’s capital expenditure relates mostly to capacity expansion of its production facilities, quality and reliability improvement projects, and the introduction of new products, including costs associated with the development of the Range Rover Evoque.

Cash used in financing activities was £161.8 million in quarter (H1 FY12: generated £78.4 million) compared to net cash used in financing activities of £289.4 million in Q2 FY11 (H1 FY11: £used £283.6 million). Cash from financing activities in the quarter reflects repayment of £149.9 million of short-term debt. Cash used in financing activities in the three months ended 30 September 2010 reflected the repayment of short term debt of £187.0 million and finance expenses of £15.0 million.

Cash generated in H1 FY12 included £1,000 million relating to the bond issuance and net repayment of £893.8 million of other funding. Cash used in H1 FY11 included net debt repayments of £248.4 million.

Acquisitions and disposals

There were no material acquisitions in the period.

Off-balance sheet financial arrangements

The company has no off-balance sheet financial arrangements other than commitments disclosed in Note 20 of the condensed interim financial statements.

Board of Directors

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover:

Name	Position	Year appointed as Director, Chief Executive Officer
Ratan N. Tata	Chairman and Director	2008
Ravi Kant	Director	2008
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010

Carl-Peter Forster resigned from the Board of Directors with immediate effect on the 9th of September. However, at the request of the Board, Mr. Forster will continue to serve the Board of Tata Motors Limited as a non-executive member. Dr. Ralf Speth, CEO of Jaguar Land Rover, will represent JLR operations on the Board of Tata Motors Limited.

Condensed Consolidated Income Statement

for the three months ended 30 September 2011 (Unaudited)

		Three months ended 30 September 2011			Three months ended 30 September 2010
		Trading result £m	Non operating result £m	Total	Trading result £m	Non operating result £m	Total
	Note
Revenue		2,914.9	—	2,914.9	2,232.0	—	2,232.0

Material and other cost of sales		(1,902.2)	—	(1,902.2)	(1,382.8)	—	(1,382.8)
Employee cost		(235.4)	—	(235.4)	(188.9)	—	(188.9)
Other expenses		(555.0)		(555.0)	(436.4)	—	(436.4)
MTM on un-hedged commodity derivatives		—	(11.9)	(11.9)	—	—	—
Development costs capitalised	2	190.3	—	190.3	122.0	—	122.0
Other income		19.3	—	19.3	15.1	—	15.1
Depreciation and amortisation		(113.4)	—	(113.4)	(94.2)	—	(94.2)
Foreign exchange (loss) / gain	3	22.4	—	22.4	(10.8)	—	(10.8)
MTM on un-hedged foreign exchange derivatives	3	—	(81.9)	(81.9)	—	—	—
Finance income	4	3.7	—	3.7	2.4	—	2.4
Finance expense (net of capitalised interest)	4	(35.0)	—	(35.0)	1.3	—	1.3

Net income before tax		309.6	(93.8)	215.8	259.7	—	259.7
Income tax expense		(43.5)	—	(43.5)	(21.1)	—	(21.1)

Net income attributable to shareholders		266.1	(93.8)	172.3	238.6	—	238.6

Condensed Consolidated Income Statement

for the six months ended 30 September 2011 (Unaudited)

	Note	Six months ended 30 September 2011			Six months ended 30 September 2010
		Trading result £m	Non operating result £m	Total	Trading result £m	Non operating result £m	Total
Revenue		5,618.4	—	5,618.4	4,485.2	—	4,485.2

Material and other cost of sales		(3,676.3)	—	(3,676.3)	(2,786.3)	—	(2,786.3)
Employee cost		(445.1)	—	(445.1)	(378.8)	—	(378.8)
Other expenses		(1,097.0)	—	(1,097.0)	(913.7)	—	(913.7)
MTM on un-hedged commodity derivatives		—	(11.9)	(11.9)	—	—	—
Development costs capitalised	2	366.2	—	366.2	244.3	—	244.3
Other income		27.8	—	27.8	24.0	—	24.0
Depreciation and amortisation		(206.4)	—	(206.4)	(185.2)	—	(185.2)
Foreign exchange (loss) / gain	3	24.6	—	24.6	32.4	—	32.4
MTM on un-hedged foreign exchange derivatives	3	—	(80.9)	(80.9)	—	—	—
Finance income	4	7.4	—	7.4	4.4	—	4.4
Finance expense (net of capitalised interest)	4	(59.4)	—	(59.4)	(7.7)	—	(7.7)

Net income before tax		560.2	(92.8)	467.4	518.6	—	518.6
Income tax expense		(75.3)	—	(75.3)	(34.3)	—	(34.3)

Net income attributable to shareholders		484.9	(92.8)	392.1	484.3	—	484.3

Condensed Consolidated Statement of Comprehensive Income

for the three and six months ended 30 September 2011

	Three months ended 30 September 2011 (Unaudited) £m	Three months ended 30 September 2010 (Unaudited) £m	Six months ended 30 September 2011 (Unaudited) £m	Six months ended 30 September 2010 (Unaudited) £m
Net income attributable to shareholders	172.3	238.6	392.1	484.3

Other comprehensive income:
Currency translation gains	—	73.0	—	80.5
Actuarial gains and losses	(49.0)	(14.6)	(49.0)	(38.4)
Cash flow hedges booked into equity	(35.1)	15.9	(37.8)	15.9
Cash flow hedges moved from equity and recognised in the income statement	(23.4)	—	(31.4)	—

Total other comprehensive loss for the period	(107.5)	74.3	(118.2)	58.0

Total comprehensive income for the period attributable to shareholders	64.8	312.9	273.9	542.3

Condensed Consolidated Balance Sheet

at 30 September 2011

	Note	30 September 2011	31 March 2011
		£m (Unaudited)	£m (Audited)
Non-current assets
Investments	11	1.2	0.3
Other financial assets		106.6	68.5
Property, plant and equipment		1,463.3	1,230.8
Pension asset	19	1.0	0.9
Intangible assets		2,448.8	2,144.6
Deferred income taxes		134.5	112.2

Total non current assets		4,155.4	3,557.3

Current assets
Cash and cash equivalents		1,340.5	1,028.3
Trade receivables		578.3	567.2
Other financial assets	6	75.1	61.5
Inventories	7	1,362.5	1,155.6
Other current assets	8	447.4	293.2
Current income tax assets		5.3	12.5

Total current assets		3,809.1	3,118.3

Total assets		7,964.5	6,675.6

Current liabilities
Accounts payable		2,723.4	2,384.8
Short term borrowings and current portion of long term debt	15	255.4	863.4
Other financial liabilities	12	272.1	132.9
Provisions	13	236.6	246.3
Other current liabilities	14	556.7	360.2
Current income tax liabilities		112.5	79.8

Total current liabilities		4,156.7	4,067.4

Non-current liabilities
Long term debt	15	1,286.7	518.1
Other financial liabilities	12	107.6	20.4
Deferred income taxes		0.8	1.6
Provisions	13	663.4	592.7

Total non current liabilities		2,058.5	1,132.8

Total liabilities		6,215.2	5,200.2

Condensed Consolidated Balance Sheet (continued)

at 30 September 2011

		30 September 2011 £m (Unaudited)	31 March 2011 £m (Audited)
	Note
Equity attributable to equity holders of the company
Ordinary shares		1,500.6	1,500.6
Capital redemption reserve	17	166.7	166.7
Reserves/(accumulated deficit)	16	82.0	(191.9)

Equity attributable to equity holders of the company		1,749.3	1,475.4

Total liabilities and equity		7,964.5	6,675.6

These condensed consolidated interim financial statements were approved by the board of directors on

Company registered number: 6477691

Condensed Consolidated Statement of Changes in Equity

for the six months ended 30 September 2011

	Ordinary Shares £m	Capital redemption reserve £m	Reserves / accumulated deficit £m	Total Equity £m

Balance at 31 March 2010 (Audited)	644.6	—	(1,107.4)	(462.8)
Net income for the six months	—	—	484.3	484.3
Other comprehensive income for the six months	—	—	58.0	58.0

Total comprehensive income for the period	—	—	542.3	542.3
Cancellation of preference shares	—	—	(47.8)	(47.8)

Balance at 30 September 2010 (Unaudited)	644.6	—	(517.3)	127.3

	Ordinary shares £m	Capital redemption reserve £m	Reserves / accumulated deficit £m	Total Equity £m

Balance at 31 March 2011 (Audited)	1,500.6	166.7	(191.9)	1,475.4
Net income for the six months	—	—	392.1	392.1
Other comprehensive loss for the six months	—	—	(118.2)	(118.2)

Total comprehensive income for the period	—	—	273.9	273.9

Balance at 30 September 2011 (Unaudited)	1,500.6	166.7	82.0	1,749.3

Condensed Consolidated Cash Flow Statement

for the six months ended 30 September 2011

	Six months ended 30 September 2011 (Unaudited) £m	Six months ended 30 September 2010 (Unaudited) £m

Cash flows from operating activities
Net income attributable to shareholders	392.1	484.3
Depreciation and amortisation	206.4	185.2
Loss on sale of assets	3.1	—
Foreign exchange loss / (gain) on loans	28.8	(5.9)
Income tax expense	75.3	34.3
Finance expense	59.4	7.7
Finance income	(7.4)	(4.4)
Exchange loss on derivatives	93.2	(2.2)
Share of joint venture profit	(0.2)	—

Cash flows from operating activities	850.7	699.0

Movement in trade receivables	(11.1)	101.8
Movement in other financial assets	3.0	14.4
Movement in other current assets	(154.2)	(22.5)
Movement in inventories	(206.9)	(66.9)
Movement in other non-current assets	—	(0.9)
Movement in accounts payable	339.7	109.7
Movement in other current liabilities	196.5	(54.6)
Movement in other financial liabilities	13.4	(8.8)
Movement in non-current liabilities	(6.0)	(55.4)
Movement in provisions	15.8	5.1

Cash generated from operations	1,040.9	720.9
Income tax paid	(54.6)	(29.0)

Net cash from operating activities	986.3	691.9

Cash flows used in investing activities
Investment in associate	(0.8)	—
Change in restricted deposit	(38.4)	(4.4)
Finance income received	7.3	3.7
Purchases of property, plant and equipment (net)	(361.5)	(189.1)
Acquisition of intangible assets	(359.1)	(168.9)

Net cash used in investing activities	(752.5)	(358.6)

Condensed Consolidated Cash Flow Statement (continued)

for the six months ended 30 September 2011

	Six months ended 30 September 2011 (Unaudited) £m	Six months ended 30 September 2010 (Unaudited) £m

Cash flows (used in) / from financing activities

Finance expense and fees paid	(45.7)	(33.2)
Proceeds from issuance of short-term debt	20.0	81.8
Repayment of short-term debt	(629.4)	(330.2)
Payment of lease liabilities	(2.1)	(2.0)
Proceeds from issuance of long-term debt	1,000.0	—
Repayment of long-term debt	(264.4)	—

Net cash from financing activities	78.4	(283.6)

Net change in cash and cash equivalents	312.2	49.7
Cash and cash equivalents at beginning of six months	1,028.3	679.9

Cash and cash equivalents at end of six months	1,340.5	729.6

Notes (forming part of the condensed interim financial statements)

1	Accounting policies

Basis of preparation

The information for the six months ended 30 September 2011 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover PLC have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting’ as IFRS as adopted by the European Union (‘EU’). There were no difference between these accounts and the accounts for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on historical cost basis except for certain financial instruments held at fair value.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2011, which were prepared in accordance with IFRS as adopted by the EU. There were no difference between those accounts and the accounts for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibility section of the group’s annual report for the year ended 31 March 2011.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2011, as described in those financial statements.

Notes (continued)

2	Research and development

	Three months ended 30 September 2011 (Unaudited) £m	Three months ended 30 September 2010 (Unaudited) £m	Six months ended 30 September 2011 (Unaudited) £m	Six months ended 30 September 2010 (Unaudited) £m
Total R&D costs	224.3	144.0	426.6	277.7
R&D expensed	(34.0)	(22.0)	(60.4)	(33.4)

Development costs capitalised	190.3	122.0	366.2	244.3
Interest capitalised	16.0	12.6	31.7	22.8

Total development additions to intangible assets	206.3	134.6	397.9	267.1

3	Foreign exchange

	Three months ended 30 September 2011 (Unaudited) £m	Three months ended 30 September 2010 (Unaudited) £m	Six months ended 30 September 2011 (Unaudited) £m	Six months ended 30 September 2010 (Unaudited) £m
Trading foreign exchange gain / (loss)	38.0	(20.0)	53.4	36.1
Foreign exchange loss on foreign currency denominated borrowings	(15.6)	9.2	(28.8)	(3.7)

Foreign exchange before MTM	22.4	(10.8)	24.6	32.4
Mark to market on foreign exchange derivative instruments not designated as a hedge relationship	(81.9)	—	(80.9)	—

Total foreign exchange (loss) / gain	(59.5)	(10.8)	(56.3)	32.4

Mark to market on foreign exchange derivative instruments represents economic hedges. These instruments, however do not meet the treatment for hedge accounting under IFRS.

Notes (continued)

4	Finance income and expense

Recognised in net income

	Three months ended 30 September 2011 (Unaudited)	Three months ended 30 September 2010 (Unaudited)	Six months ended 30 September 2011 (Unaudited)	Six months ended 30 September 2010 (Unaudited)
	£m	£m	£m	£m
Finance income	3.7	2.4	7.4	4.4

Total finance income	3.7	2.4	7.4	4.4

	Three months ended 30 September 2011 (Unaudited)	Three months ended 30 September 2010 (Unaudited)	Six months ended 30 September 2011 (Unaudited)	Six months ended 30 September 2010 (Unaudited)
	£m	£m	£m	£m
Total finance expense on financial liabilities measured at amortised cost	32.5	20.9	88.2	44.4
Impact of discount on provisions	18.5	(9.6)	2.9	(13.9)
Finance expense transferred to capitalised product development	(16.0)	(12.6)	(31.7)	(22.8)

Total finance expense / (income)	35.0	(1.3)	59.4	7.7

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 6.4% (six months to 30 September 2010: 6.3%)

5	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

	30 September 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m
At beginning of period	10.1	16.3
Allowance made in the period	1.2	1.5
Allowance released in the period	(2.8)	(7.7)

At end of period	8.5	10.1

Notes (continued)

6	Other financial assets - current

	30 September 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m
Advances and other receivables recoverable in cash	8.4	8.1
Derivative financial instruments	66.0	49.7
Other	0.7	3.7

	75.1	61.5

7	Inventories

	30 September 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m
Raw materials and consumables	61.0	38.5
Work-in-progress	135.1	87.1
Finished goods	1,166.4	1,030.0

	1,362.5	1,155.6

8	Other current assets

	30 September 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m
Prepaid expenses	34.5	35.0
VAT	412.9	258.2

	447.4	293.2

9	Taxation

Recognised in the income statement

The income tax for the 3 and 6 month periods are charged at the best estimate of the effective annual rate expected to apply for the full year at each subsidiary undertaking.

10	Capital expenditure

Capital expenditure in the period was £361.5 million (6 month period to 30 September 2010: £189.1 million) on fixed assets and £359.1 million (6 month period to 30 September 2010: £168.9 million) on intangible assets, mainly capitalised engineering. There were no impairments, material disposals or changes in use of assets.

Notes (continued)

11	Investments

In June 2011, the company invested £750,000 to acquire a 50% stake in a joint venture advertising agency. The agency will act on an exclusive world-wide basis to provide advertising and branding support to the Jaguar brand. The arrangement has been set up to enable us to provide a consistent global brand message and drive growth across all markets.

12	Other financial liabilities

	30 September 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m
Current
Liabilities for vehicles sold under a repurchase arrangement	135.3	121.4
Finance lease obligations	4.9	5.2
Interest accrued	37.8	1.1
Derivative financial instruments	94.1	5.2

	272.1	132.9

Non Current
Finance lease obligations	16.9	18.7
Long term derivatives	89.5	—
Other payables	1.2	1.7

	107.6	20.4

13	Provisions

	30 September 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m
Current
Product warranty	217.9	226.3
Product liability	16.7	19.1
Provision for residual risk	2.0	0.9

Total current	236.6	246.3

Non current
Defined benefit obligations	332.1	290.5
Other retirement obligations	1.9	1.0
Product warranty	298.0	276.8
Provision for residual risk	10.9	6.1
Provision for environmental liability	20.5	18.3

Total non current	663.4	592.7

Notes (continued)

13	Provisions (continued)

Product warranty

	30 September 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m
Opening balance	503.1	476.4
Provision made during the period	160.0	332.4
Provision used during the period	(150.1)	(305.8)
Impact of discounting	2.9	0.1

Closing balance	515.9	503.1

Product liability

	30 September 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m
Opening balance	19.1	30.6
Provision made during the period	8.2	6.8
Provisions used in the period	(10.6)	(18.3)

Closing balance	16.7	19.1

Residual risk

	30 September 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m
Opening balance	7.0	15.8
Provision made during the period	7.2	22.5
Provision used during the period	(1.3)	(31.3)

Closing balance	12.9	7.0

Environmental liability

	30 September 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m
Opening balance	18.3	18.8
Provision made during the period	2.5	—
Provision used during the period	(0.3)	(0.5)

Closing balance	20.5	18.3

Notes (continued)

13	Provisions (continued)

Product warranty provision

The group offers warranty cover in respect of manufacturing defects, which become apparent within a year and up to four years after purchase, dependent on the market in which the purchase occurred.

Product liability provision

A product liability provision is maintained in respect of known litigation which the group is party to.

Residual risk provision

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental risk provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

14	Other current liabilities

	30 September 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m
Liability for advances received	183.4	162.8
VAT payable	354.1	178.6
Others	19.1	18.8

	556.7	360.2

Notes (continued)

15	Interest bearing loans and borrowings

	30 September 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m
Euro MTF listed bond	1,006.9	—
Loan from banks	378.9	789.5
Redeemable preference shares classified as debt	157.1	157.1
Intercompany loans payable to TMLH	—	434.9
Finance lease liabilities	21.8	23.9

	1,563.9	1,405.4
Less:
Current portion of bank loans	(255.4)	(428.5)
Current portion of other loans	—	(434.9)

Total short term borrowings and current portion of long term debt	(255.4)	(863.4)
Current portion of finance lease liabilities	(4.9)	(5.2)

Long term debt	1,303.6	536.8

Presented as long-term debt	1,286.7	518.1
Presented as long-term finance lease in non-current other financial liabilities	16.9	18.7

On 19 May 2011, the company issued £1,000 million of listed bonds. The bonds are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange.

The bonds are fixed rate with £500 million denominated in GBP and £500 million denominated in USD. £750 million is due for repayment in 2018 and the remaining is due in 2021.

The bond funds raised are used to repay both long and short term debt and provide additional cash facilities for the group.

16	Other reserves

The movement of reserves and accumulated deficit is as follows:

	Translation reserve	Hedging reserve	Pension Reserve	Profit and loss reserve	Total Reserves / accumulated deficit
	£m	£m	£m	£m	£m
Balance at 1 April 2011	(383.3)	21.8	(535.2)	704.8	(191.9)
Net income for the period	—	—	—	392.1	392.1
Loss on cash flow hedge	—	(69.3)	—	—	(69.3)
Deferred tax	—	2.8	(2.8)	—	—
Movements in employee benefit plan	—	—	(49.0)	—	(49.0)

Balance at 30 September 2011	(383.3)	(44.7)	(587.0)	1,096.9	82.0

Notes (continued)

16	Other reserves (continued)

	Translation reserve	Hedge reserve	Pension Reserve	Accumulated deficit: profit and loss reserve	Total Reserves / accumulated deficit
	£m	£m	£m	£m	£m
Balance at 1 April 2010	(506.7)	—	(221.8)	(378.9)	(1,107.4)
Net income for the period	—	—	—	1,035.9	1,035.9
Foreign currency translation	123.4	—	—	—	123.4
Gain on cash flow hedge	—	29.5	—	—	29.5
Cancellation of preference shares	—	—	—	47.8	47.8
Deferred tax	—	(7.7)	7.7	—	—
Movements in employee benefit plan	—	—	(321.1)	—	(321.1)

Balance at 31 March 2011	(383.3)	21.8	(535.2)	704.8	(191.9)

17	Capital redemption reserve

On 31 March 2011, the company converted all of its USD ordinary share capital and all of its USD preference shares into £1,500.6 million of £1 Ordinary shares and £157.1 million of £1 7.25% preference shares. In the process, a capital redemption reserve of £166.7 million was created.

18	Dividends

During both the periods no dividends were paid or proposed on the ordinary shares. A dividend of £5.6 million (6 month period to 30 September 2010: £nil) was accrued on the non-cumulative preference shares.

Notes (continued)

19	Employee benefits

Jaguar Cars Limited and Land Rover, have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Cars Limited, Land Rover, UK and overseas subsidiaries which operate defined benefit pension plans.

Change in net pension liability

	Six months ended 30 September 2011 (Unaudited)	Year to 31 March 2011 (Audited)
	£m	£m
Net pension liability at beginning of the period	(289.6)	(101.0)
Service cost	(50.9)	(106.4)
Interest cost	(119.7)	(216.1)
Actuarial loss	(140.4)	(195.8)
Expected return on assets	120.2	241.6
Employer contributions and other changes	57.9	213.4
Change in restriction on asset and onerous obligation	91.4	(125.3)

Net pension liability at end of period	(331.1)	(289.6)

Amount recognised in the balance sheet consists of

	30 September 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m
Present value of defined benefit obligations	(4,452.4)	(4,300.1)
Fair value of plan assets	4,191.4	4,172.0
Restriction on asset and onerous obligation	(70.1)	(161.5)

Net liability	(331.1)	(289.6)

Non current assets	1.0	0.9
Non current liabilities	(332.1)	(290.5)

Notes (continued)

19	Employee benefits (continued)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

	September 2011	March 2011
	%	%
Discount rate	5.2	5.5
Rate of increase in compensation level of covered employees	3.6	4.0
Inflation increase	3.1	3.5
Expected rate of return on plan assets	6.0	6.5

For the valuation at 31 March 2011, the mortality assumptions used are the SAPS base table, in particular S1PMA for males, S1PFA for females and the Light table for members of the Jaguar Executive Pension Plan, with a scaling factor of 90% for males and 115% for females for all members. There is an allowance for future improvements in line with the CMI (2010) projections and an allowance for long term improvements of 1.00% per annum.

Notes (continued)

20	Commitments and contingencies

In the normal course of business, the group faces claims and assertions by various parties. The group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the group provides a disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the group’s financial condition, results of operations, or cash flows.

Litigation

The group is involved in legal proceedings, both as plaintiff and as defendant and there are claims of £17.1 million (31 March 2011: £10.8 million) which management have not recognised as they are not considered probable.

Other claims

There are other claims against the group, the majority of which pertains to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers. The group has not provided £1.3 million (31 March 2011: £1.4 million) for tax matters in dispute as it is not considered probable that these will be settled in an adverse position for the group.

Commitments

The group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £376.2 million (31 March 2011: £451.5 million) and £2.4 million (31 March 2011: £3.5 million) relating to the acquisition of intangible assets.

The group has entered into various contracts with vendors and contractors which include obligations aggregating £862.4 million
(31 March 2011: £689.0 million) to purchase minimum or fixed quantities of material.

There are guarantees provided in the ordinary course of business of £21.9 million (31 March 2011: £23.3 million), of which £14.6 million (31 March 2011: £14.3 million) are to HMRC.

Financial Instruments

During the three month period to 30 September 2011, the group entered into a number of cash flow derivative contracts to manage its foreign currency exposure. To the extent allowed under IAS 39 ‘Financial Instruments: Recognition and Measurement’ the derivatives are accounted for as cash flow hedges.

Notes (continued)

21	Capital management

The company’s objectives for managing capital are to create value for shareholders, to safeguard business continuity and support the growth of the company.

The company determines the amount of capital required on the basis of annual operating plans and long-term product and other strategic investment plans. The funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term/short-term borrowings. The company’s policy is aimed at a combination of short-term and long-term borrowings.

The company monitors the capital structure on the basis of total debt to equity ratio and maturity profile of the overall debt portfolio of the company.

Total debt includes all long and short-term debts as disclosed in note 15 to the financial statements. Equity comprises all reserves.

The following table summarises the capital of the company:

	30 September 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m
Equity	1,749.3	1,475.4
Short term debt	260.3	868.6
Long term debt	1,303.6	536.8

Total debt	1,563.9	1,405.4

Total capital (debt and equity)	3,313.2	2,880.8

22	Related party transactions

The company’s related parties principally consist of Tata Sons Limited, subsidiaries of Tata Sons Limited, associates and joint ventures of Tata Sons Limited (including Tata Motors Limited). The company routinely enters into transactions with these related parties in the ordinary course of business. The company enters into transactions for the sale and purchase of products with its associates and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances included in the consolidated condensed interim financial statements.

	Six months ended 30 September 2011 (Unaudited)		Six months ended 30 September 2010 (Unaudited)
	With associates of the parent (Unaudited)	With parent company (Unaudited)	With associates of the parent (Unaudited)	With parent company (Unaudited)
	£m	£m	£m	£m
Sale of products	27.4	—	14.78	—
Services received	19.6	—	21.95	—
Trade and other receivables	6.4	—	2.2	—
Accounts payable	9.9	—	6.6	—
Loans payable	—	—	—	2,271.6

Notes (continued)

22	Related party transactions (continued)

Compensation of key management personnel

	Six months ended 30 September 2011 (Unaudited)	Six months ended 30 September 2010 (Unaudited)
	£m	£m
Short-term benefits	6.3	3.7

Jaguar Land Rover PLC

Banbury Road

Gaydon

Warwickshire

CV35 0RG

Jaguar Land Rover Results for the period ended 30 Sept 2011

14 November 2011

LAND ROVER

JAGUAR

Disclaimer

Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover PLC and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.

Q2 FY12 represents the period from 1 July 2011 to 30 September 2011

Q2 FY11 represents the period from 1 July 2010 to 30 September 2010

H1 FY12 represents the period from 1 April 2011 to 30 September 2011

H1 FY11 represents the period from 1 April 2010 to 30 September 2010

Consolidated results of Jaguar Land Rover PLC and its subsidiaries contained in the presentation are under IFRS as approved in the EU

2

Participants

Unni Menon

Group Finance Director Jaguar Land Rover PLC

Kenneth Gregor

CFO Jaguar Land Rover

Bennett Birgbauer

Treasurer Jaguar Land Rover

C. Ramakrishnan

CFO Tata Motors

Vijay Somaiya

Head of Treasury & Investor Relations Tata Motors

3

Agenda

Key topics Page

Financial performance 5

Looking ahead 15

Closing Q&A 19

4

Financial performance

Retail volumes 65,682 units, up 9,262 units or 16% Wholesale volumes 68,000 units, up 12,866 units or 23%

EBITDA £420m, compared to £361m

Profit before tax £216m, compared to £260m

Profit before tax includes £94m unfavourable revaluation of fx option and commodity hedges - excluding these items PBT would have been £310m

Free cash flow (before financing) £119m, compared to £229m reflecting higher capital spending offset partially by higher cash flow from operations

Cash and money market investments £1.3bn and undrawn committed bank lines £236m

1 comparisons are with Q2 of FY11 under IFRS

5

Key financial metrics

Key metrics - IFRS

Quarter Ended 30 Sept Half Year Ended 30 Sept

(£ millions, unless stated) 2011 2010 Change 2011 2010 Change

Retail volumes (‘000 units) 66 56 16% 129 116 12%

Wholesale volumes (‘000 units) 68 55 23% 130 114 14%

Revenues 2,915 2,232 683 5,618 4,485 1,133

EBITDA 420 361 59 782 675 108

EBITDA % 14.4% 16.2%(1.8) ppt 13.9% 15.0% (1.1) ppt

Profit before tax 216 260 (44) 467 519 (52)

Free cash flow (1) 119 229 (109) 234 333 (99)

Cash 1,340 730 610 1,340 730 610

Memo :

Fx option and commodity hedge reval. impact (94) - (94)(93) - (93)

included in Profit before tax

1 cash from operating activities after investing activities

6

Significant improvement in underlying profitability versus prior year

Wholesale volumes up 12,866 units supported by launch of all-new Range Rover Evoque

Strong higher margin product mix, eg Range Rover, Range Rover Sport, Discovery and XJ

Continued strong growth in China and developing markets

Less favourable foreign exchange transaction rates (avg. £/$ rate 1.61 in Q2 FY12 vs 1.55 in Q2 FY11) offset partially by matured hedge contracts

Profit before tax includes £94m unfavourable revaluation of fx option and commodity hedge contracts outstanding at end Q2 FY12

Accounting policy generally requires these contracts to be revalued through the income statement at each quarter end (30 Sept £/$ rate 1.56). The unfavourable revaluation is largely a timing effect which would be expected to reverse and/or be more than offset by gains on the underlying exposure at maturity

7

Retail volumes by carline - quarter

Jaguar - Q2 FY12 vs Q2 FY11

down 6%

14,118

1,507 49

8,621

3,941

Q2 FY11

13,233

1,247 0 8,350

3,636

Q2 FY12

XK

X-Type

XF

XJ

Land Rover - Q2 FY12 vs Q2 FY11

up 24%

42,302

0 13,649 5,308 10,209 8,883

4,253

Q2 FY11

52,449

3,096 13,038 7,009 13,210 10,982 5,114

Q2 FY12

Range Rover Evoque Freelander

Range Rover

Range Rover Sport Discovery

Defender

8

Retail volumes by brand - Q2 by month

Jaguar - Q2 FY12 vs Q2 FY11

13,233

6,712

3,758 2,763

July Aug Sept Q2 FY12

Prior year 4,914 3,328 5,876 14,118

Change (24)% (17)% 14% (6)%

Land Rover - Q2 FY12 vs Q2 FY11

52,449

23,441

15,721

13,287

July Aug Sept Q2 FY12

Prior year 13,421 10,774 18,107 42,302

Change 17% 23% 29% 24%

9

Retail volumes by geography - quarter

UK

up 1%

14,806

10,182

4,624

Q2 FY11

14,996

10,635

4,361

Q2 FY12

North America

no change

12,068 12,106

7,951

4,117

Q2FY11

9,010

3,096

Q2 FY12

Europe (excl Russia)

up 5%

Russia

up 6%

China

up 87%

5,801

5,167

634

Q2 FY11

10,869

9,235

1,634

Q2 FY12

All Other Markets (RoW)

up 36%

11,833

9,108

2,725

Q2 FY11

12,458

10,127

2,331

Q2 FY12

3,170

2,909

261

Q2 FY11

3,369

3,091

278

Q2 FY12

8,742

6,985

1,757

Q2 FY11

11,884

10,351

1,533

Q2 FY12

Q2 FY12

All Other Markets (RoW) 18.1%

Russia 5.1%

Europe (excl.Russia) 19.0%

China 16.5%

UK 22.8%

North America 18.4%

Total: 65,682 units

Q2 FY11

All Other Markets (RoW) 15.5%

Russia 5.6%

Europe(excl. Russia) 21.0%

China 10.3%

UK 26.2%

North America 21.4%

Total: 56,420 units

Land Rover

Jaguar

10

Income statement

Consolidated income statement - IFRS

Quarter Ended 30 Sept Half Year Ended 30 Sept

(£ millions, unless stated) 2011 2010 Change 2011 2010 Change

Revenues 2,915 2,232 683 5,618 4,485 1,133

Material cost of sales(1,902)(1,383)(519)(3,676)(2,786)(890)

Employee costs(235)(189)(46)(445)(379)(66)

Other expenses (net)(548)(421)(127)(1,081)(889)(192)

Product dev. costs capitalised 190 122 68 366 244 122

EBITDA 420 361 59 782 675 107

Depreciation and amortisation(113)(94)(19)(206)(185)(21)

Foreign exch. gain/(loss) (net)(60)(11)(49)(57) 32(89)

Net finance expense(31) 4(35)(52)(3)(49)

Profit before tax 216 260(44) 467 519(52)

Income tax expense(44)(21)(23)(75)(35)(40)

Profit after tax 172 239(67) 392 484(91)

Memo:

Fx option and commodity hedge reval. impact(94) -(94)(93) -(93)

included in Profit before tax

11

Healthy cash generation

Consolidated cash flow statement - IFRS

Quarter Ended 30 Sept Half Year Ended 30 Sept

(£ millions, unless stated) 2011 2010 Change 2011 2010 Change

Cash from operating activities 471 330 141 851 699 152

WC changes & inc. tax paid 4 79(75) 136(7) 143

Cash flow from operations 475 409 66 986 692 294

Investment in tang. and intang. assets(347)(191)(156)(721)(358)(363)

Other (including finance income)(9) 11(20)(32)(1)(31)

Free cash flow (before financing) 119 229(110) 234 333(99)

Changes in debt(155)(188) 33 124(250) 374

Finance expenses and fees(7)(15) 8(46)(33)(13)

Net change in cash & cash equiv.(43) 26(69) 312 50 262

Cash & cash equiv. - beg. of period 1,383 704 679 1,028 680 348

Cash & cash equiv. - end of period 1,340 730 610 1,340 730 610

12

Sound financial health

Key financial indicators - IFRS

30 Sept 30 June

(£ millions, unless stated) Change

2011 2011

Cash 1,340 1,383(43)

Undrawn committed lines 1 236 265(29)

Undrawn uncommitted lines 468 464 4

Total liquidity 2,044 2,112(68)

Total equity 1,749 1,678 71

Net debt (excl. finance leases) 202 295(93)

Net debt / equity 11.5% 17.6%(6.1)ppt

1 includes £50m for a facility maturing in December 2011, expected to be renewed for another year

13

Agenda

Key topics Page

Financial performance 5

Looking ahead 15

Closing Q&A 19

14

Launching exciting new products Frankfurt Motor Show entrants

C-X16

“Great Jaguars have always been beautiful, innovative and have looked firmly to the future. The finished C-X16 concept has the potential to do these things while retaining the ability to surprise, to excite and to invigorate.”

- Ian Callum, Director of Design, Jaguar Cars

DC100

“Replacing the iconic Defender is one of the biggest challenges in the automotive design world; it is a car that inspires people worldwide. This isn’t a production-ready concept but the beginning of a four-year journey to design a relevant Defender for the 21st century.”

- Gerry McGovern, Director of Design, Land Rover

15

Other developments

All-new Range Rover Evoque launched from September onwards. Media response has been overwhelmingly positive and the car continues to attract new customers to the brand

Announcement of a £355m investment in a new, state-of-the-art advanced facility at Wolverhampton, UK to manufacture all-new, advanced technology, low emissions engines

Record intake of 336 graduate recruits started work at JLR in September 2011

JLR honoured with gold rating in the Corporate Responsibility Index 2011

JLR received Big Tick Award for its Environmental Innovation Programme

16

Summary

Strong underlying financial performance in Q2 FY12

Going forward in FY12 focus is on:

- continuing the market roll out of the all-new Range Rover Evoque - building on momentum of XF 12 MY and 2.2l diesel launch - launching other refreshed Jaguar and Land Rover products

- continuing to monitor economic and sales trends closely to balance sales and production

- continuing with planned investments in future new products and technologies to enable profitable growth and meet customer and regulatory CO2 requirements

17

Agenda

Key topics Page

Financial performance 5

Looking ahead 15

Closing Q&A 19

18

Q&A

19

Additional Slides

20

Strong balance sheet

Consolidated balance sheet - IFRS

30 Sept 31 March

(£ millions, unless stated) 2011 2011 Change

Cash & cash equivalents 1,340 1,028 312

Other assets 6,624 5,648 976

Total assets 7,964 6,676 1,288

Total debt (excl. finance leases) 1,542 1,382 160

Other liabilities 4,673 3,819 854

Total liabilities 6,215 5,201 1,014

Total equity 1,749 1,475 274

Total liabilities and equity 7,964 6,676 1,288

21

Income statement fx line detail

Foreign exchange

Quarter Ended 30 Sept Half Year Ended 30 Sept

(£ millions, unless stated) 2011 2010 Change 2011 2010 Change

Mark-to-mkt on Fx options(82) 2(84)(81) 2(83)

Fx hedges maturing 10 - 10 32 - 32

Forex gain / (loss) on for. curr. borrowings(16) 9(25)(28) 9(36)

Revaln of other operating assets/liabilities 19(19) 38 6 16(11)

Other 9(3) 12 15 5 10

Total gain / (loss)(60)(11)(48)(56) 32(88)

Memo:

(12) -(12)(12) -(12)

Mark-to-mkt on commodity contracts

22

Retail volumes by carline - half year

Jaguar - H1 FY12 vs H1 FY11

down 8%

28,012

3,059 307

18,249

6,397

H1 FY11

25,790

2,701 4

15,082

8,003

H1 FY12

XK

X-Type

XF

XJ

Land Rover - H1 FY12 vs H1 FY11

up 18%

87,496

26,841

0 10,968

22,059

18,866

8,762

H1 FY11

103,168

26,023

3,096

14,563

27,064

22,496

9,926

H1 FY12

Freelander

Range Rover Evoque Range Rover

Range Rover Sport Discovery

Defender

23

Retail volumes by geography - half year

UK

down 8%

28,034

19,236

8,798

H1 FY11

25,663

18,364

7,299

H1 FY12

North America

up 5%

24,704

16,863

7,841

H1 FY11

26,024

18,785

7,239

H1 FY12

Europe (excl Russia)

down 2%

Russia

up 27%

China

up 66%

12,518

10,954

1,564

H1 FY11

20,812

17,812

3,000

H1 FY12

26,694

20,634

6,060

H1 FY11

26,271

21,709

4,562

H1 FY12

5,493

4,986

507

H1 FY11

6,959

6,398

561

H1 FY12

18,065

14,823

3,242

H1 FY11

23,229

20,100

3,129

H1 FY12

H1 FY12

All Other Markets (RoW) 18.0%

Russia 5.4%

Europe (excl.Russia) 20.4%

UK 19.9%

North America 20.2%

China 16.1%

Total: 128,958 units

H1 FY11

All Other Markets (RoW) 15.6%

Russia 4.8%

Europe(excl. Russia) 23.1%

UK 24.3%

North America 21.4%

China 10.8

Total: 115,508 units

Land Rover

Jaguar

24

Wholesale volumes by carline - quarter

Jaguar - Q2 FY12 vs Q2 FY11

down 7%

14,325

1,669 31

8,360

4,265

Q2 FY11

13,306

1,294 4

8,567

3,441

Q2 FY12

XK

X-Type XF

XJ

Land Rover - Q2 FY12 vs Q2 FY11

up 34%

40,809

13,122

0 5,215

9,921

8,785

3,766

Q2 FY11

54,694

12,296 7,772 6,558 12,273 10,679

5,116

Q2 FY12

Freelander

Range Rover Evoque Range Rover

Range Rover Sport Discovery

Defender

25

Wholesale volumes by carline - half year

Jaguar - H1 FY12 vs H1 FY11

down 17%

29,780

3,044 83

17,889

8,764

H1 FY11

24,649

2,455 11

15,016

7,167

H1 FY12

XK X-Type XF XJ

Land Rover - H1 FY12 vs H1 FY11

up 25%

84,555

25,961

0 10,656

21,609

18,193

8,136

H1 FY11

105,441

24,616

7,774

14,493

26,640

22,119

9,799

H1 FY12

Freelander

Range Rover Evoque Range Rover

Range Rover Sport Discovery

Defender

26

Wholesales volumes by geography - quarter

UK

up 7%

14,038

9,882

4,156

Q2 FY11

15,080

10,848

4,232

Q2 FY12

North America

down 12%

13,338

8,193

5,145

Q2 FY11

11,728

8,948

2,780

Q2 FY12

China

up 103%

5,365

4,947

418

Q2 FY11

10,880

9,175

1,705

Q2 FY12

Europe (excl. Russia) up 47%

10,570

8,068

2,502

Q2 FY11

15,549

13,102

2,447

Q2 FY12

3,230

2,985

245

Q2 FY11

3,429

3,154

275

Q2 FY12

Russia

up 6%

All Other Markets (RoW)

up 32%

8,593

6,734

1,859

Q2 FY11

11,334

9,467

1,867

Q2 FY12

Q2 FY12

All Other Markets (RoW) 16.7%

Russia 5.0%

Europe (excl.Russia) 22%

China 16.0%

UK 22.2%

North America 17.2%

Total: 68,000 units

Q2 FY11

All Other Markets (RoW) 15.6%

Russia 5.9%

Europe(excl. Russia) 19.2%

China 9.7%

UK 25.5%

North America 24.2%

Total: 55,134 units

Land Rover

Jaguar

27

Wholesale volumes by geography - half year

UK

down 5%

28,577

19,636

8,941

H1 FY11

27,146

19,533

7,613

H1 FY12

Europe (excl Russia)

up 12%

25,282

19,217

6,065

H1 FY11

28,199

23,601

4,598

H1 FY12

North America

down 7%

26,736

16,635

10,101

H1 FY11

24,774

19,073

5,701

H1 FY12

China

up 94%

10,496

9,699

797

H1 FY11

20,405

17,465

2,940

H1 FY12

Russia

up 28%

All Other Markets (RoW)

up 27%

5,239

4,788

451

H1 FY11

6,715

6,164

551

H1 FY12

18,005

14,580

3,425

H1 FY11

22,851

19,605

3,246

H1 FY12

H1 FY12

All Other Markets (RoW) 17.6%

Russia 5.2%

Europe (excl.Russia) 22%

China 15.7%

UK 20.9%

North America 19.0%

Total: 130,090 units

H1 FY11

All Other Markets (RoW) 15.7%

Russia 4.6%

Europe(excl. Russia) 22.1%

China 9.2%

North America 23.4%

UK 25.0%

Total: 114,335 units

Land Rover

Jaguar

28

Product and other investment

Details- IFRS

Quarter Ended 30 Sept Half Year Ended 30 Sept

(£ millions, unless stated) 2011 2010 Change 2011 2010 Change

R&D expense

Capitalised 190 122 68 366 244 122

Expensed 34 22 12 60 33 27

Total R&D expense 224 144 80 427 278 149

Investment in tangible and other

157 69 88 354 113 241

intangible assets

Total product and other investment 381 213 168 781 391 390

29